SCHEDULE 13D/A
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*


                       SYNAPTIC PHARMACEUTICAL CORPORATION
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    87156R109
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 21, 2002
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D originally filed on August 13, 2001 (the "Original Schedule 13D") as amended and supplemented on August 26, 2001 by Amendment No. 1 and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share of Synaptic Pharmaceutical Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

     The information in Item 4 is hereby amended and restated in its entirety as follows:

     The Company entered into an Agreement and Plan of Merger, dated as of November 21, 2002, among H. Lundbeck A/S ("Parent"), Viking Sub Corporation ("Sub") and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, upon consummation of the merger contemplated by the Merger Agreement (the "Merger"), Sub shall be merged into the Company and each share of Series B Preferred Stock will be converted into the right to receive $1,499.15 in cash and each share of Series C Preferred Stock will be converted into the right to receive $1,088.54 in cash.

     In connection with the execution and delivery of the Merger Agreement by the



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parties thereto, WP VIII entered into a Stockholder Agreement, dated as of
November 21, 2002, between Parent and WP VIII (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, WP VIII agreed to vote an aggregate of 9,398 shares of the Company's Series B Preferred Stock and 25,452 shares of the Company's Series C Preferred Stock, as well as any voting securities acquired by WP VIII after the date of the Stockholder Agreement (collectively, the "Subject Shares") in favor of the Merger and related matters and against any competing transaction or proposal or frustrating transaction. Parent was granted an irrevocable proxy to vote the Subject Shares in favor of the Merger and on related matters. The Stockholder Agreement terminates upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

     The foregoing description of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as
Exhibit 1 hereto and incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The information in Item 6 is hereby amended and restated in its entirety as follows:

     The description of the Stockholder Agreement in Item 4 above is incorporated herein by reference.

Item 7. Material to be File as Exhibits.

     1. Stockholder Agreement, dated as of November 21, 2002, between H. Lundbeck A/S and Warburg Pincus Private Equity VIII, L.P.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2002               WARBURG PINCUS PRIVATE EQUITY VIII,
                                        L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated:  November 22, 2002               WARBURG PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Partner


Dated:  November 22, 2002               WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Managing Director